Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Chanticleer Holdings, Inc. on Form S-3 of our report dated April 3, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of Chanticleer Holdings, Inc. and Subsidiaries as of December 31, 2012 and for the year then ended appearing in the Annual Report on Form 10-K of Chanticleer Holdings, Inc. for the year ended December 31, 2012. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 31, 2013